UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mundipharma International Corporation Limited, Mundipharma Medical Company, and Acrotech Biopharma Inc. Enter Agreement to Transfer License of FOLOTYN® (Pralatrexate) in China to CASI Pharmaceuticals

On July 31, 2023, CASI Pharmaceuticals, Inc., a biopharmaceutical company (“CASI”), entered into a tripartite assignment agreement (the “Assignment Agreement”) with Mundipharma International Corporation Limited (“MICL”), Mundipharma Medical Company (“MMCo”), and Acrotech Biopharma Inc. (“Acrotech”), pursuant to which, MICL’s rights and obligations under that certain License, Development and Commercialization Agreement (as amended and restated) dated as of May 29, 2013 for the commercialization of FOLOTYN® (Pralatrexate) in the People’s Republic of China (“China”), with certain terms of such rights and obligations amended as agreed to by the parties, is assigned to CASI.

In relation to the Assignment Agreement, CASI and MICL entered into a certain payment agreement (the “Payment Agreement”), pursuant to which CASI will pay MICL a total of US$ 12 million, including (i) a one-time payment of US$ 2 million which will be paid upon completion of the quality audit; (ii) a one time, non-refundable and non-creditable payment of US$ 2 million to be paid when the aggregate net sales of FOLOTYN® in China equals to or exceeds US$  30,000,000, and (iii) in each calendar quarter, a one-time, non-refundable and non-creditable payment of an amount equal to 10% of net sales of FOLOTYN® in China in the preceding calendar quarter, until an aggregate amount of US$ 8 million is paid in such quarterly instalments.

Concurrently with the execution of the Assignment Agreement and the Payment Agreement, the parties entered into certain other agreements in relation to the commercialization of FOLOTYN®, including a supply agreement (the “Supply Agreement”) entered into by and between CASI and Acrotech, pursuant to which Acrotech will supply to CASI FOLOTYN® subject to terms and on the conditions set forth therein.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this 6-K, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of CASI Pharmaceuticals, Inc. dated August 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei (Larry) Zhang
	Name:	Wei (Larry) Zhang
	Title:	President

Date: August 1, 2023